UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the Eligibility Committee’s manifestation

—

Rio de Janeiro, May 22, 2024 – Petróleo Brasileiro S.A. – Petrobras, in continuity to the Material Facts disclosed on May 14 and 15, 2024, informs that the People Committee of its Board of Directors, functioning as the Eligibility Committee (CELEG), concluded, on this date, the analysis of Mrs. Magda Chambriard for the positions of Member of the Board of Directors and CEO of Petrobras.

The Eligibility Committee considered that the appointment of Mrs. Magda Chambriard meets the requirements set out in the Company's governance rules and applicable legislation and her nomination is eligible to be assessed by the Board of Directors (BoD) for both positions.

The next BoD meeting is scheduled for this Friday (May 24), in which the BoD will address the appointment of Mrs. Magda Chambriard as Member of the Board of Directors and CEO of Petrobras.

As already informed to the market, once appointed, Mrs. Magda Chambriard will serve on the Board until the first General Shareholders’ Meeting to be held, with no need to call a specific Shareholders' Meeting for this purpose.

Facts deemed relevant will be disclosed to the market in a timely manner.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer